SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )1

FIFTH STREET FINANCE CORP.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

31678A103

(CUSIP Number)

October 6, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 31678A103

1.	Names of Reporting Persons Springhouse Capital (Master), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power:
	6.	Shared Voting Power: 7,973,902
	7.	Sole Dispositive Power:
	8.	Shared Dispositive Power: 7,973,902
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,973,902
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 31678A103

1.	Names of Reporting Persons Springhouse Asset Management, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power:
	6.	Shared Voting Power: 7,973,902
	7.	Sole Dispositive Power:
	8.	Shared Dispositive Power: 7,973,902
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,973,902
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) CO

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CUSIP No. 31678A103

1.	Names of Reporting Persons Springhouse Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power:
	6.	Shared Voting Power: 7,973,902
	7.	Sole Dispositive Power:
	8.	Shared Dispositive Power: 7,973,902
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,973,902
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) PN

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CUSIP No. 31678A103

1.	Names of Reporting Persons Springhouse Capital Management G.P., LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power:
	6.	Shared Voting Power: 7,973,902
	7.	Sole Dispositive Power:
	8.	Shared Dispositive Power: 7,973,902
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,973,902
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 31678A103

1.	Names of Reporting Persons Brian Gaines
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power:
	6.	Shared Voting Power: 7,973,902
	7.	Sole Dispositive Power:
	8.	Shared Dispositive Power: 7,973,902
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,973,902
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) IN

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Item 1(a).	Name of Issuer:

Fifth Street Finance Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

777 West Putnam Avenue, 3rd Floor, Greenwich, Connecticut 06830

Item 2(a).	Name(s) of Person(s) Filing:

1.	Springhouse Capital (Master), L.P. (the “Fund”)

2.	Springhouse Asset Management, Ltd. (the “General Partner”)

3.	Springhouse Capital Management, L.P. (“Management”)

4.	Springhouse Capital Management G.P., LLC (“Springhouse”)

5.	Brian Gaines

The Fund, the General Partner, Management, Springhouse and Mr. Gaines are collectively referred to as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

18 Burr Farms Road, Westport, Connecticut 06880

Item 2(c).	Citizenship:

The Fund is a Cayman Islands exempted limited partnership. The General Partner is a Cayman Islands exempted company. Management is a Delaware limited partnership. Springhouse is a Delaware limited liability company. Mr. Gaines is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

31678A103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d (b)(1)(ii)(G);

(h)	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

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(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4.	Ownership:

(a)	Amount beneficially owned:

The Fund directly beneficially owns 7,973,902 shares.

The General Partner is the general partner of the Fund and, as a result, may be deemed to beneficially own shares owned by the Fund.

Management is the investment manager of the Fund and, as a result, may be deemed to beneficially own shares owned by the Fund.

Springhouse is the general partner of Management and, as a result, may be deemed to beneficially own shares owned by the Fund.

Mr. Gaines serves as managing member of Springhouse and as a director of the General Partner and, as a result, may be deemed to beneficially own shares owned by the Fund.

(b)	Percent of class:

5.7%, based on 140,960,651 shares outstanding as of August 8, 2017, according to the Issuer’s quarterly report on Form 10-Q filed on August 9, 2017.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: Not applicable

(ii)	Shared power to vote or to direct the vote: Each of the Reporting Persons may be deemed to have the shared power to vote or direct the vote of 7,973,902 shares.

(iii)	Sole power to dispose or direct the disposition: Not applicable

(iv)	Shared power to dispose or direct the disposition: Each of the Reporting Persons may be deemed to have the shared power to dispose or direct the disposition of 7,973,902 shares.

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Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2017 (Date)

/s/ Brian Gaines (Signature)
Brian Gaines, individually, as managing member of Springhouse Capital Management G.P., LLC, the general partner of Springhouse Capital Management, L.P., and as a director of Springhouse Asset Management, Ltd., the general partner of Springhouse Capital (Master), L.P.

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